[Letterhead of SangStat Medical Corporation]

May 29, 2002
Securities and Exchange Commission 450 5th Street, NW Washington, DC 20549

RE: SangStat Medical Corporation Request Under Rule 477 for Withdrawal of Registration Statement on Form S-8 (File No. 333-89264)

Ladies and Gentlemen:

I am the Senior Vice President, Finance of SangStat Medical Corporation (the "Registrant"). Pursuant to Rule 477 of the Securities Act of 1933, as amended, I hereby request that the Registration Statement on Form S-8 (File No. 333-89264), be withdrawn from further consideration by the Commission as the Registration Statement was inadvertently filed in error. No securities were sold in connection with this Registration Statement.

Sincerely,

/s/ Stephen G. Dance

Stephen G. Dance
Senior Vice President, Finance
SangStat Medical Corporation